Mail Stop 3561

August 20, 2009

<u>Via Fax & U.S. Mail</u>

Alan B. Miller
President
Principal Capital Group, Inc.
Suite 100 – 9375 E. Shea Blvd
Scottsdale, AZ 85260

> **Re:** **Principal Capital Group, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 000-50389**

Dear Mr. Miller:

We issued comments to you on the above captioned filing on June 25, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 4, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 4, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jean Yu at (202) 551-3305 if you have any questions.

Sincerely,

Linda Cvrkel
Branch Chief